Thomas J. McCusker Executive Vice President for Business Conduct and General Counsel 5711 S 86TH Circle • Omaha, NE 68127-0347 Phone: (402) 593-4543 Fax: (402) 537-7833 tom.mccusker@infogroup.com
May 18, 2010
Mr. Larry Spirgel
Assistant Director
United States Securities and
     Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	infoGroup Inc. Preliminary Proxy Statement on Schedule 14A Filed May 3, 2010 File No. 001-34298
Ladies and Gentlemen:
     We are writing in response to the comments contained in the Staff’s letter, dated May 13, 2010 (the “Comment Letter”), with respect to the Revised Preliminary Proxy Statement on Schedule 14A of infoGroup Inc. (the “Company”), as filed with the SEC on May 3, 2010 (the “Proxy Statement”). We have filed with the SEC via EDGAR a Revised Preliminary Proxy Statement on Schedule 14A.
     For your convenience, we have repeated your comments below in bold italic type before each of our responses.
Summary, page 1
Voting Agreements, page 2
Common Stock Ownership of Directors and Executive Officers, page 2
1.	Disclose the percentage of shares that Mr. Gupta beneficially owns. Also disclose the percentage of shares that are subject to Mr. Gupta’s voting agreement.
In response to the Staff’s comment, we have revised our disclosure on page 2 of the Proxy Statement to disclose that Mr. Gupta beneficially owns approximately 33.4% of the issued and outstanding shares of the Company’s Common Stock. We have further revised our disclosure to indicate that while Mr. Gupta’s voting agreement covers all of the shares of the Company’s Common Stock that Mr. Gupta beneficially owns, it permits Mr. Gupta to sell up to 1.5 million

United States Securities and
     Exchange Commission
May 18, 2010

shares of Common Stock in the aggregate (inclusive of any sales under existing 10b5-1 trading plans) so long as any such sale is in compliance with applicable securities laws.
Interests of the Company’s Directors and Executive Officers in the Merger, page 4
2.	Disclose the potential interests of Mr. Gupta in voting to approve the merger agreement. Disclose that Mr. Gupta resigned as a director of the company the same day that he voted to approve the merger. Disclose that, the following week, Mr. Gupta settled the proceeding brought by the SEC which, among other things, bars him from being an officer or director of a public company. Disclose the material terms of Mr. Gupta’s March 15, 2010 settlement agreement with the SEC. Disclose the practical impact of the voting restrictions under the settlement agreement.

In response to the Staff’s comment, we have revised our disclosure on page 4 of the Proxy Statement to disclose the potential interests of Mr. Gupta in voting to approve the merger, the fact that Mr. Gupta resigned as a director of the Company shortly after he voted to approve the merger, the terms of Mr. Gupta’s settlement agreement with the SEC and the practical impact of the voting restrictions under the SEC settlement agreement.
Background of the Merger, page 16
3.	On page 18 you disclose that the M&A Committee noted that a sale of the company would not present the same level of execution risk and uncertainty inherent in other alternatives. Please expand your disclosure here to discuss the other alternatives to a sale of the company and, in addition, discuss the inherent risks and uncertainty the M&A Committee believed were associated with these alternatives.

In response to the Staff’s comment, we have expanded our disclosure on pages 19 and 22 of the Proxy Statement to discuss the other alternatives to a sale of the Company, as well as the inherent risks and uncertainty the M&A Committee believed were associated with these alternatives.

4.	We note that on April 30, 2009 a revised version of the long term strategic plan was presented to the M&A Committee. Please revise your disclosure to discuss the specific revisions made to the plan and considered by the M&A Committee. Specifically address the revised plan’s construction and underlying assumptions. In addition, provide similar disclosure regarding the updated long term strategic plan presented to

United States Securities and
     Exchange Commission
May 18, 2010

the M&A Committee on August 12, 2009 if it is different from the revised version presented on April 30, 2009.

In response to the Staff’s comment, we have expanded our disclosure on pages 20, 21 and 22 of the Proxy Statement to discuss the specific revisions that were made to the long term strategic plan that was presented to the M&A Committee on April 30, 2009 as well as the long term strategic plan that was presented to the M&A Committee on August 12, 2009, including, in each case, the revised plan’s construction and underlying assumptions.

5.	We note your response to comment five from our letter dated April 26, 2009. However, we note that you did not specifically address our comment in relation to the M&A Committee meeting that occurred on August 12, 2009, the Board of Directors meeting that occurred on August 25, 2009, or in the Reasons for the Merger section. Thus, we reissue the comment. Please discuss each strategic alternative considered by the M&A Committee and the Board, including the potential value associated with each alternative, the potential risks and challenges related to each alternative, the potential disruption to the company’s existing business plans and prospects occasioned with each alternative, and any conclusions reached. Also address the company’s long term strategic plan when discussing the consideration of continuing to operate the company on a stand-alone basis.

In response to the Staff’s comment, we have expanded our disclosure on pages 22, 35 and 36 of the Proxy Statement to discuss the strategic alternatives that were considered at the August 12, 2009 M&A Committee meeting and the August 25, 2009 Board meeting, including the potential risks and challenges related to each alternative and the potential disruption to the Company’s existing business and prospects. The Company supplementally advises the Staff that neither the M&A Committee nor the Board attributed a value to any of the alternatives considered nor did either the Board or the M&A Committee reach any conclusions on August 12, 2009 or August 25, 2009.

6.	With respect to your disclosure of the events that took place on March 3, 2010, please disclose which of the company’s business units was significantly underperforming as a result of the February 2010 preliminary revenue results.

United States Securities and
     Exchange Commission
May 18, 2010

In response to the Staff’s comment, we have expanded our disclosure on page 32 of the Proxy Statement to disclose which of the Company’s business units were significantly underperforming as evidenced by the February 2010 preliminary revenue results.
Reasons for the Merger; Recommendation of the M&A Committee and Our Board of Directors, page 32
7.	In the second bullet point on page 32, please discuss what consideration the M&A Committee and Board of Directors gave to the factors that depressed the company’s share price over the last two years and whether those factors are continuing.

In response to the Staff’s comment, we have expanded our disclosure on page 35 of the Proxy Statement to disclose the consideration the M&A Committee and Board of Directors gave to the factors that had depressed the Company’s share price over the last two years and the fact that those factors were continuing.

8.	In the first bullet point on page 33, disclose what historical financial performance metrics the M&A Committee and Board of Directors considered were recovering when it made its decision to commence the transaction process.

In response to the Staff’s comment, we have expanded our disclosure on page 36 of the Proxy Statement to disclose the historical financial performance metrics the M&A Committee and Board of Directors considered were recovering when it made its decision to commence the transaction process.

9.	In the second bullet point on page 33, please discuss to what extent the 2010 financial performance fell short of the company’s budget. Discuss whether the full first quarter 2010 results were considered and what implications these results may have on 2010 full year results.

In response to the Staff’s comment, we have expanded our disclosure on page 36 to discuss the extent to which the 2010 financial performance fell short of the Company’s budget. The Company supplementally advises the Staff that the M&A Committee considered the full first quarter 2010 results as well as the implication of those results on the 2010 full year results in making its recommendation that the Board approve the Merger Agreement.

United States Securities and
     Exchange Commission
May 18, 2010

10.	Discuss how the M&A Committee and Board of Directors considered the weakness in the financial markets and the impact it might have on the number of bids and price of the bids.

In response to the Staff’s comment, we have expanded our disclosure on pages 22 and 36 of the Proxy Statement to discuss how the M&A Committee and Board of Directors considered the weakness in the financial markets and the impact it might have on the number of bids and price of the bids.
Opinion of Evercore, page 31
11.	We note that you have provided a summary of the projections provided to Evercore for use in its opinion. Please disclose all material projections provided to Evercore or the third party bidders, including quarterly projections or tell us why you do not believe they would be material to shareholders. As necessary to understanding the projections, please further discuss the bases for and the nature of the material assumptions underlying the projections.

In response to the Staff’s comment, we have expanded our disclosure on pages 41 and 42 of the Proxy Statement to include additional information and assumptions regarding Management Projections and Financial Forecast. The Company respectfully submits that, with this additional disclosure, the information under the heading, “Summary of Management Projections and the Financial Forecast” beginning on page 41 of the Proxy includes all of the data regarding the projections that are material to our shareholders in determining how to vote on adoption of the Merger Agreement. The Company supplementally advises the Staff that although our management provided Evercore with quarterly projections for the 2010 period, Evercore has informed us that, for the purposes of its analyses in connection with its opinion, the quarterly projections for the 2010 period provided by management of the Company were used to derive the latest four quarters (“LFQ”) EBITDA and Adjusted EBITDA as of March 31, 2010, as well as Free Cash Flow for the Q2 2010 through Q4 2010 period, which were disclosed. We do not believe that the underlying quarterly projections are material to our shareholders in determining how to vote on adoption of the Merger Agreement.

12.	We note your responses to our comments 18 through 22 in our letter dated April 26, 2009. Please expand your disclosure regarding each analysis to discuss more specifically how Evercore chose the specific multiples and discount rates “based on its professional judgment and experience.” For example, where a multiple is at the high or low end of multiples of comparable companies or transactions, explain in more detail why Evercore chose the particular multiples for infoGroup. As another example, disclose the specific market conditions and prior practices Evercore considered when selecting the two-year period ending March 5, 2010 for its historical trading analysis.

United States Securities and
     Exchange Commission
May 18, 2010

In response to the Staff’s comment, we have expanded our disclosure on pages 43, 44, 45 and 46 of the Proxy Statement to include additional details regarding Evercore’s selection of particular discount rates, multiples and time periods used in certain analyses.
Financing of the Merger, page 44
13.	Please update the company’s consolidated debt to EBITDA ratio for the period ended March 31, 2010.

In response to the Staff’s comment, we have revised our disclosure on page 50 of the Proxy Statement to provide the Company’s consolidated debt to EBITDA ratio for the period ended March 31, 2010.
* * *
The Company hereby acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (402) 593-4543. Thank you for your assistance.

Sincerely,
/s/ Thomas J. McCusker
Thomas J. McCusker
Executive Vice President for Business Conduct, General Counsel and Secretary

United States Securities and
     Exchange Commission
May 18, 2010

cc:	Bill L. Fairfield, infoGroup Inc.
Tom Oberdorf, infoGroup Inc.
Winston King, Esq., infoGroup Inc.
Larry Sonsini, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation